Exhibit 99.1

SIGMA LITHIUM PARTNERING WITH LEADING GLOBAL RESEARCH INSTITUTIONS TO SPONSOR THE ASPEN INSTITUTE - COLUMBIA UNIVERSITY ENERGY FORUM

VANCOUVER, CANADA – (June 13, 2023) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML), dedicated to supplying the next generation of electric vehicles with environmentally sustainable and high-purity lithium, is pleased to announce its official sponsorship of The Aspen-Columbia Global Energy Forum, a collaborative effort between The Aspen Institute’s Energy & Environment Program and The Center on Global Energy Policy. Sigma Lithium is honored to partner with The Aspen-Columbia Global Energy Forum which gathers leaders from around the world representing a range of industries, governments, thought leaders, and global institutions to discuss global energy transitions, markets, geopolitics, and security. Sigma Lithium’s participation in the three-day Aspen-Columbia Global Energy Forum, taking place in Paris, France from June 11-13, 2023, represents another milestone in the company’s commitment to the environmental sustainability of the lithium mining industry through innovation and global collaboration.

Sigma Lithium CEO and Co-Chairperson Ana Cabral-Gardner said the following about this important partnership: “We are honored to join the group of corporate sponsors partnering with the Aspen Institute and Columbia University. As the urgency of climate change and its far-reaching implications continue to grow, this collaboration between public and private sectors to provide solutions for greater environmental sustainability in the energy transition is of critical importance, as it increases dialogue and understanding. Successfully navigating the implementation of new industrial and trade policies, as well as future C-bans by the large consumer countries, is one of the greatest challenges for global suppliers of battery materials.”

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Green Lithium annually (36,700 LCE annually). Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually), assuming the detailed engineering workstream and FEL3 CAPEX assessment currently being conducted by DRA supports an investment decision. The project produces Green Lithium in a state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings. Please refer to the Amended and Restated Technical Report, which is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
+1 (647) 706-1087
jamie.flegg@sigmaca.com

Daniel Abdo, Chief Communications Officer

+55 11 2985-0089

daniel.abdo@sigmaca.com

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Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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